UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

____________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2007

Date of Report (Date of Earliest Event Reported)

____________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

____________________

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2006

(Translation of original in Spanish)

CONTENTS

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian reais

A$

-

Argentine pesos

ThA$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

€

-

Euro

Th€

-

Thousands of Euro

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, February 5, 2007

To the Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  The analysis of the financial results and relevant facts attached are not part of these financial statements, and therefore this report is not related to them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

/s/ PricewaterhouseCoopers

Juan Carlos Pitta De C.

Id N°: 14.709.125-7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	December 31,
	2006	2005
	ThCh$	ThCh$
Cash	16,342,273	14,715,194
Time deposits	7,173,319	26,240,283
Marketable securities (net)	26,043,350	14,297,351
Trade accounts receivable (net)	36,137,487	34,925,430
Notes receivable (net)	12,464,812	11,376,844
Other receivables (net)	11,649,352	20,192,814
Notes and accounts receivable from related companies	2,893,571	5,704,490
Inventories (net)	22,691,083	17,791,297
Recoverable Taxes	7,911,516	9,985,558
Prepaid expenses	1,610,638	1,641,415
Deferred Income taxes	890,432	-
Other current assets	18,316,976	8,547,164
TOTAL CURRENT ASSETS	164,124,809	165,417,840

Land	14,408,848	12,953,451
Buildings & improvements	85,054,927	81,212,921
Machinery and equipment	215,596,412	208,593,786
Other property, plant & equipment	207,321,528	200,677,474
Technical reappraisal of property, plant & equipment	2,056,207	2,056,333
Depreciation	(382,395,766)	(363,262,481)
TOTAL PROPERTY, PLANT & EQUIPMENT	142,042,156	142,231,484

Investments in related companies	22,466,621	21,835,178
Investments in other companies	55,945	55,716
Goodwill	67,885,008	72,892,395
Long-term receivables	51,353	112,794
Long-term notes and accounts receivable from related companies	36,176	22,964
Long-term Deferred Income Taxes	-	690,704
Intangibles	424,935	417,648
Amortization	(257,483)	(238,106)
Others	116,769,627	133,658,022
TOTAL OTHER ASSETS	207,432,182	229,447,315
TOTAL ASSETS	513,599,147	537,096,639

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

	For the periods ended
	December 31,
	2006	2005
	ThCh$	ThCh$
Short-term bank liabilities	2,490,011	28,521,971
Current portion of long-term bank liabilities	438,843	494,267
Current portion of bonds payable	29,972,480	13,971,623
Dividends payable	4,712,773	4,062,425
Accounts payable	42,868,132	38,672,141
Other creditors	3,176,320	2,885,037
Notes and accounts payable to related companies	10,813,058	8,505,764
Provisions	2,885,232	644,805
Withholdings	19,709,886	16,688,275
Income taxes payable	4,032,330	8,873,924
Unearned income	499,547	254,439
Deferred income taxes	-	726,567
Other current liabilities	4,669,336	3,080,741
TOTAL CURRENT LIABILITIES	126,267,948	127,381,979

Long-term bank liabilities	418,036	464,046
Bonds payable	76,025,175	103,940,040
Other creditors	133,287	149,660
Long-term notes and accounts payable to related companies	3,549,631	-
Provisions	17,098,479	21,559,300
Deferred Income Taxes	4,127,656	-
Other long-term liabilities	10,074,713	8,386,858
TOTAL LONG-TERM LIABILITIES	111,426,977	134,499,904

MINORITY INTEREST	1,170,883	1,140,997

Paid-in capital	202,060,999	202,060,999
Other reserves	1,750,275	(205,369)
Retained earnings	70,922,065	72,218,129
Accumulated earnings	10,005,036	26,887,376
Net income for the period	74,355,094	57,216,172
Interim dividends	(13,438,065)	(11,885,419)
TOTAL SHAREHOLDERS’ EQUITY	274,733,339	274,073,759
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	513,599,147	537,096,639

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the periods ended
	December 31,
	2006	2005
	ThCh$	ThCh$
Net Sales	546,731,824	476,071,741
Cost of sales	(312,076,970)	(280,982,233)
Gross Margin	234,654,854	195,089,508
Administrative and selling expenses	(139,458,557)	(115,545,393)
OPERATING INCOME	95,196,297	79,544,115

Financial Income	12,532,277	29,120,975
Equity in earnings of equity investments	538,036	1,160,204
Other non-operating income	5,694,480	7,466,559
Equity in losses of equity investments	(187,444)	(374,508)
Amortization of goodwill	(6,502,411)	(6,359,723)
Financial Expenses	(15,372,876)	(21,555,527)
Other non-operating expenses	(7,383,912)	(7,900,633)
Price level restatement	(273,582)	(582,022)
Foreign exchange gains	3,709,452	(14,587,122)
NON OPERATING INCOME AND EXPENSE	(7,245,980)	(13,611,797)
Income before income taxes and extraordinary items	87,950,317	65,932,318
Income tax expense	(13,565,626)	(8,728,572)
Income before minority interest	74,384,691	57,203,746
Minority interest	(29,597)	12,426
NET INCOME FOR THE PERIOD	74,355,094	57,216,172

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the periods ended
	December 31,
	2006	2005
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES
Collection of trade receivables	723,574,496	691,903,200
Financial income received	11,175,459	21,674,307
Dividend & other distributions received	1,483,972	1,431,880
Other income received	17,881	25,277
Payments to suppliers and personnel	(491,879,524)	(507,648,179)
Interest paid	(12,734,626)	(20,430,581)
Income taxes paid	(10,837,760)	(5,088,844)
VAT and other tax payments	(93,878,168)	(83,010,536)
Net cash provided by operating activities	126,921,730	98,856,524

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowings	44,470,243	55,829,651
Dividend distribution	(73,683,735)	(74,075,229)
Loan payments	(71,179,126)	(86,348,022)
Bond payments	(11,922,691)	(11,924,675)
Net Cash used in financing activities	(112,315,309)	(116,518,275)

NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment	2,047,511	3,461,644
Proceeds from sales of permanent investments	5,117,195	-
Proceeds from sales of other investments	37,116,408	61,462,432
Additions to property, plant & equipment	(37,004,369)	(27,970,435)
Permanent investments	-	(326,211)
Investments in financial instruments	(1,294,199)	(25,490,499)
Net cash provided by investment activities	5,982,546	11,136,931

TOTAL NET CASH FOR THE PERIOD	20,588,967	(6,524,820)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(609,253)	(588,605)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	19,979,714	(7,113,425)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,593,034	28,706,459
CASH AND CASH EQUIVALENTS AT END OF PERIOD	41,572,748	21,593,034

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES

	For the periods ended
	December 31,
	2006	2005
	ThCh$	ThCh$
NET INCOME	74,355,094	57,216,172

Gain on sale of property, plant and equipment	2,128,203	(273,459)
Gain on sale of investments	-	(3,972,048)
Gain on sale of other assets	-	(2,206)
Income on sale of assets	2,128,203	(4,247,713)

Depreciation	29,553,886	29,646,794
Amortization of intangibles	195,779	331,208
Write-offs and provisions	2,721,336	1,663,473
Equity in earnings of equity investments	(538,036)	(1,160,204)
Equity in losses of equity investments	187,444	374,508
Amortization of goodwill	6,502,411	6,359,723
Foreign exchange gains, net	273,582	582,022
Other credits to income that do not represent cash flows	(3,709,452)	14,587,122
Other charges to income that do not represent cash flows	(403,979)	(2,969,786)
Adjustments to net income that do not represent movements of cash	34,782,971	49,414,860

(Increase) decrease in trade accounts receivable	1,603,558	(2,478,288)
(Increase) decrease in inventories	(4,700,217)	2,471,708
(Increase) decrease in other assets	(15,163,135)	(29,140,854)
Changes in operating assets	(18,259,794)	(29,147,434)

Increase (decrease) in accounts payable related to operating income	9,650,726	(5,818,346)
Increase (decrease) in interest payable	9,784,937	12,957,404
Increase (decrease) in income taxes payable	7,999,829	5,764,430
Increase (decrease) in other accounts payable related to non-operating income	4,371,477	5,510,779
Increase (decrease) in Valued Added Tax and other similar items	2,078,690	7,218,798
Changes in operating liabilities	33,885,659	25,633,065

Minority interest	29,597	(12,426)

NET CASH PROVIDED BY OPERATING ACTIVITIES	126,921,730	98,856,524

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)

Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2006 and are compared to the same period in 2005.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.1% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	December 31, 2006			Dec 31, 2005
	Direct	Indirect	Total	Total
ABISA CORP S.A.	-	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	-	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	-	99.96	99.96	99.96
ENVASES MULTIPACK LTDA.	-	-	-	99.99
RIO DE JANEIRO REFRESCOS LTDA.	-	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTE ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	-	99.99	99.99	99.99
RJR INVESTMENTS CORP S.A.	-	99.99	99.99	99.99
VITAL AGUAS S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 2.1% for the period December 1, 2005 to November 30, 2006 (3.6% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.  UF denominated balances have been restated according to CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

		2006	2005
		Ch$	Ch$
Unidades de Fomento	(UF)	18,336.38	17,974.81
United States dollars	(US$)	532.39	512.50
Argentine pesos	(A$)	173.87	169.03
Brazilian Real	(R$)	249.01	222.37
Euro	(€$)	702.08	606.08

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with a pre-established value are valued at the adjusted cost, plus accrued interest.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company’s or it’s subsidiaries’ warehouse.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Operations with sale-back agreements

The purchases of financial instruments with sale back agreements are recorded at cost of acquisition and are presented under Other Current Assets.  The implied interest is registered as financial income over the accrued basis by the straight-line method.

k)

Property, plant and equipment

For companies incorporated in Chile, Property, plant and equipment is carried at restated cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2 n). Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

l)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

m)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

n)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

o)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

p)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

q)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations.

r)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

s)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

t)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

u)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)

Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain. In the case that the hedge instruments are not totally efficient, the impact is recognized as an income charge or credit.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in income.

w)

Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally.  Software purchased from third parties is capitalized and amortized over a maximum period of four years.  Disbursements incurred for internally developed programs are expensed.

x)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

y)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Superintency of Securities and Insurance) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days and repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

The composition of the balance at December 31, 2006, was as follows:

Type of Instrument	Accounting value for the periods ended December 31,
	2006	2005
	ThCh$	ThCh$
Bonds	5,630,369	11,971,678
Mutual funds	5,663,359	-
Investment funds	14,749,622	2,325,673
Total Marketable Securities	26,043,350	14,297,351

Fixed Income	Date		Par Value	Accounting value		Market Value	Provision
	Purchase	Maturity		Amount	Rate
				ThCh$	%	ThCh$
SUDAMERICANO	6-Sep-05	15-Mar-07	1,777,665	1,777,665	7.60	1,783,548	-
SUDAMERICANO	30-Nov-04	15-Mar-07	2,725,505	2,725,505	7.60	2,734,556	-
PETROLEOS MEXICANOS S.A.	13-Sep-04	15-Sep-07	1,127,199	1,127,199	8.85	1,163,472	-

Investment Funds	Balance as of December 31, 2006
ThCh$
Fondo Mutuo BBVA	4,207,825
Fondo Mutuo Larrain Vial	1,452,660
Fondo Mutuo Wachovia Securities	2,874
Balance Mutual Funds	5,663,359

Citi Institud Liquid Reserves Limited	14,749,622
Balance Investment Funds	14,749,622

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

Almost all of said accounts correspond to the soft drinks category.  As of December 31, 2005, the balance of other accounts receivable mainly correspond to prepayment to our sugar suppliers.

	Current							Long Term
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total Current (net)
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	36,324,858	33,642,709	843,268	1,282,721	37,168,126	36,137,487	34,925,430
Allowance for doubtful accounts					(1,030,639)
Notes receivable	12,500,231	11,119,879	424,649	256,965	12,924,880	12,464,812	11,376,844
Allowance for doubtful accounts					(460,068)
Other receivables	11,240,398	20,013,152	462,521	179,662	11,702,919	11,649,352	20,192,814	51,353	112,794
Allowance for doubtful accounts					(53,567)
						Total long term receivables		51,353	112,794

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements

Centralli Refrigerantes S.A.: Sale of products

Company	Short Term		Long Term
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	1,516,466	571,581	36,176	22,964
EMBONOR S.A.	836,682	3,103,242	-	-
EMBOTELLADORA COCA-COLA POLAR S.A.	540,423	2,005,727	-	-
CENTRALLI REFRIGERANTES S.A.	-	23,940	-	-
	2,893,571	5,704,490	36,176	22,964

2) Notes and accounts payable:

Recofarma Industrias Do Amazonas Ltda.:  Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital Aguas S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	4,512,543	2,473,347	-	-
ENVASES CMF S. A.	3,245,450	3,915,421	-	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	1,989,271	914,100	-	-
ENVASES CENTRAL S. A.	697,582	861,705	-	-
CICAN S.A.	299,102	45,132	-	-
ENVASES DEL PACIFICO S. A.	69,110	296,059	-	-
EMBONOR S.A.	-	-	2,826,181	-
EMBOTELLADORA COCA-COLA POLAR S.A.	-	-	723,450	-
TOTAL	10,813,058	8,505,764	3,549,631	-

3) Transactions with related companies that exceed ThCh$200,000 were as follows

Company	Relation	Transaction	December 31, 2006		December 31, 2005
			Effect on Income		Effect on Income
			Amount	(charge) credit	Amount	(charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A.	Equity investee	Sales of raw materials and supplies	1,472,017	-	1,023,801	-
-	-	Finished product purchases	15,339,206	-	14,080,772	-
COCA-COLA DE CHILE S.A.	Shareholder Related	Concentrate purchases	40,624,461	-	41,695,481	-
-	-	Payment of advertising participation	1,817,637	(1,817,637)	2,905,918	(2,905,918)
-	-	Water source rental	1,345,582	(1,345,582)	1,537,281	(1,537,281)
-	-	Sales of advertisement	2,706,709	-	3,257,907	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder Related	Concentrate purchases	22,695,763	-	20,516,311	-
ENVASES DEL PACIFICO S.A.	Director in Common	Purchase of raw materials	426,042	-	796,743	-
RECOFARMA INDUSTRIAS DO	Shareholder Related	Concentrate purchases	40,784,146	-	30,157,643	-
AMAZONAS LTDA.	-	Reimbursements and other purchases	539,988	539,998	435,160	435,160
-	-	Advertising participation payment	3,210,233	3,210,233	3,194,094	3,194,094
ENVASES CMF S.A.	Equity investee	Purchase of containers	16,467,180	-	16,237,818	-
-	-	Dividends payment	1,480,136	-	1,274,208	-
EMBONOR S.A.	Shareholder Related	Subsidiary sale of shares	-	-	3,103,242	2,413,249
	-	Sale of finisished products	6,941,530	2,510,855	-	-
EMBOTELLADORA COCA COLA POLAR S.A.	Shareholder Related	Subsidiary sale of shares	-	-	2,005,727	1,558,799
	-	Sale of finished products	4,315,718	1,534,016	-	-
INVERSIONES CABURGA S.A.	Shareholder	Sale of real estate property	-	-	1,045,276	-
IANSAGRO S.A.	Director in Common	Purchase of sugar	9,796,298	-	12,437,373	-
CICAN S.A.	Shareholder Related	Purchase of finished products	1,276,044	-	214,156	-
VENDOMATICA S.A.	Director related company	Sale of finished products	1,442,931	245,298	1,142,310	194,193
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	Director related company	Investment in mutual funds	79,154,000	-	-	-
-	-	Withdrawal of mutual fund	70,998,000	-	-	-

4)  Other transactions

Within the due course of operations, the Company executed with IANSAGRO S.A.  sugar future supply agreements to cover sugar needs for the next two and one-half years approximately.

NOTE 7 - INVENTORIES

Inventories at each year end consisted of the following:

	December 31, 2006			December 31, 2005
	Gross	Obsolescence	Net	Gross	Obsolescence	Net
	value	provision	Value	value	provision	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finished products	10,841,490	(368,640)	10,472,850	8,442,282	(55,874)	8,386,408
Raw Materials	10,274,661	(167,834)	10,106,827	8,435,888	(97,904)	8,337,984
Raw Materials in Transit	1,420,304	-	1,420,304	924,879	-	924,879
Products in process	691,102	-	691,102	142,026	-	142,026
Total	23,227,557	(536,474)	22,691,083	17,945,075	(153,778)	17,791,297

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)

At period end 2006 and 2005, the Company does not present taxable profit or non-taxable profit funds.

(Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

b)

Deferred income taxes at each year-end were as follows:

	December 31, 2006				December 31, 2005
	Assets		Liabilities		Assets		Liabilities
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	211,753	38,868	-	-	240,090	95,419	-	-
Vacation provision	188,582	-	-	-	159,313	-	-	-
Production expenses	8,876	-	-	-	5,611	-	-	-
Depreciation of property, plant & equipment	-	466	117,444	4,086,591	-	-	122,967	4,208,541
Severance indemnities	91,148	6,629	33,560	219,527	40,383	-	39,233	271,456
Other events	1,287,863	613,970	-	-	915,391	1,754,892	-	84,733
Provision for assets write off	327,430	1,152,521	-	-	136,897	846,366	-	-
Provision for labor & commercial lawsuits	-	1,256,687	-	-	-	4,298,294	-	-
Tax loss carry-forwards	2,123,839	3,817,479	-	-	1,008,525	9,036,649	-	-
Guarantee deposit	-	-	-	2,246,257	-	-	-	2,673,313
Local bond issue expenses	-	-	-	156,020	-	-	-	211,733
Contingency allowance	-	213,277	-	-	-	1,752,262	-	-
Social contributions	764,582	1,255,356	-	-	363,069	2,167,977	-	-
Accrued interests abroad	-	-	3,962,637	-	-	-	3,433,646	-
Exchange rate difference	-	-	-	8,578,522	-	-	-	-
Others
Complementary accounts, net of amortization	-	-	-	(2,804,008)	-	(3,997,073)	-	(3,158,229)
Valuation allowance	-	-	-	-	-	(10,972,535)	-	-
Total	5,004,073	8,355,253	4,113,641	12,482,909	2,869,279	4,982,251	3,595,846	4,291,547

c)

Income tax expense for each year was as follows:

	December 31, 2006	December 31, 2005
	ThCh$	ThCh$
Current tax expense (tax allowance)	(9,571,745)	(9,148,881)
Tax expense adjustment (previous period)	(115,569)	(160,055)
Deferred income tax expense/effect over assets or liabilities	(18,599,927)	(3,017,587)
Amortization of deferred income tax asset and liability complementary accounts	3,744,535	(960,680)
Deferred income tax expense/effect over assets or liabilities due to changes in the valuation allowance	11,163,934	4,718,154
Other charges or credits	(186,854)	(159,523)
Total	(13,565,626)	(8,728,572)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

Other current assets for each year was as follows:

	December 31, 2006	December 31, 2005
	ThCh$	ThCh$
Cross currency swap effects	12,056,881	1,661,607
Supplies	3,056,325	4,986,862
Accrued interest on long-term bonds	1,584,241	1,697,657
Sale-back agreement investments	970,304	-
Wachovia Investment Fund (restricted)	254,689	-
Others	394,536	201,038
Total	18,316,976	8,547,164

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The composition of the balance at December 31, 2006, was as follows:

Dates		Counterparty	Currency	Subscription	Rate	Final	Instrument Id.	Market Value
Start	Expiration			Value	%	Value
				ThCh$		ThCh$
29-Dec-06	3-Jan-07	SANTANDER SANTIAGO	Ch$	400,000	0,47%	400,313	D$SAN 051207	400,000
29-Dec-06	4-Jan-07	SANTANDER SANTIAGO	Ch$	300,000	0,47%	300,282	D$SAN 191207	300,000
29-Dec-06	4-Jan-07	SANTANDER SANTIAGO	Ch$	270,000	0,47%	270,254	D$SAN 191207	270,000

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are distributed as follows:

Chile

:

Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

As of December 31, 2006, the Company and its subsidiaries have adjusted property, plant and equipment that management deems will remain inactive for an indefinite amount of time, to its estimated value of realization.  Said adjustments are recorded under Other Non-Operating Expenses.  The restated values are as follows:

ThCh$
Computer software (Other property plant and equipment)	2,291,110
Riles plant (Machinery and equipment)	1,089,213
Pallet (Other property, plant and equipment)	334,656
TOTAL	3,714,979

a) Principal components of property, plant and equipment at each year end are as follows:

	Balances at December 31, 2006			Balances at December 31, 2005
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	14,408,848	-	14,408,848	12,953,451	-	12,953,451
Buildings and improvements	85,054,927	(33,251,580)	51,803,347	81,212,921	(32,120,328)	49,092,593
Machinery and equipment	215,596,412	(172,928,009)	42,668,403	208,593,786	(159,733,334)	48,860,452
Other property, plant and equipment	207,321,528	(175,592,947)	31,728,581	200,677,474	(170,790,787)	29,886,687
Technical reappraisal of property, plant & equipment	2,056,207	(623,230)	1,432,977	2,056,333	(618,032)	1,438,301
Total	524,437,922	(382,395,766)	142,042,156	505,493,965	(363,262,481)	142,231,484

b) Other property, plant and equipment at each year end were as follows:

	Balances at December 31,
	2006	2005
	ThCh$	ThCh$
Containers	117,981,015	111,309,459
Refrigerating equipment, promotional items and other minor assets	54,043,340	55,149,901
Furniture and tools	7,413,454	4,021,458
Other	27,883,719	30,196,656
Total other property, plant and equipment	207,321,528	200,677,474

c) Gain on Technical reappraisal of property, plant and equipment at each year end was as follows:

	Balances at December 31,			Balances at December 31,
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,373,165	-	1,373,165	1,373,165	-	1,373,165
Buildings and improvements	192,242	(134,404)	57,838	192,304	(129,856)	62,448
Machinery and equipment	490,800	(488,826)	1,974	490,864	(488,176)	2,688
Total	2,056,207	(623,230)	1,432,977	2,056,333	(618,032)	1,438,301

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 29,553,886 (ThCh$29,646,794 in 2005) of which ThCh$ 21,467,993 (ThCh$23,359,540 in 2005) are included under Operating Costs and ThCh$ 8,085,893 (ThCh$6,287,254 in 2005) under Sales and Administrative Expenses in the income statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1.

Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, “Andina Inversiones Societarias Dos S.A.”. with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291 and that corresponds to the investment in Envases Multipack Ltda.  The financial impact of this division is recorded beginning January 1, 2006.

By a public deed dated August 31, 2006 Andina Inversiones Societarias Dos S.A. changed its corporate name to Andina Inversiones Societarias Dos Ltda. (thus becoming a limited responsibility corporation).

On November 15, 2006 Embotelladora Andina S.A. acquired 0.0001% of the social rights of Andina Inversiones Societarias Dos Ltda., consequently the company has been completely merged into Embotelladora Andina since 100% ownership interest is now held by Embotelladora Andina.  Likewise, Envases Multipack Ltda. is now fully merged into Embotelladora Andina since it originally held 5% and Andina Inversiones Societarias Dos Ltda. held the remaining 95%.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured.  Vital Aguas S.A. is created with the purpose of developing the de process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

The equity interests of Embonor S.A. and Embotelladora Coca-Cola Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (historical Chilean pesos) (215,919 Unidades de Fomento), as of December 31, 2005.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

		2006	2005
		ThCh$	ThCh$
Envases CMF S.A.	Purchase of containers	(1,054,985)	(1,370,631)
Envases Central S.A.	Purchase of finished products	(4,947)	(15,714)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$218 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

				Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Participation in net income (loss)		Unrealized income (loss)		Book value of investment
Company	Country	Functional Currency	Number of Shares	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	Chile	Ch$	28,000	50.0000	50.0000	37,568,868	37,085,196	3,443,944	2,951,599	379,530	278,713	18,784,434	18,542,598	1,054,985	1,127,742	17,729,449	17,414,856
ENVASES CENTRAL S.A.	Chile	Ch$	1,499,398	49.9100	49.9100	4,452,959	4,488,093	(35,135)	(718,882)	(22,483)	(374,508)	2,222,472	2,240,008	224,997	224,997	1,997,475	2,015,011
KAIK PARTIPACOES	Brazil	US$	16,098,919	11.3197	11.3197	13,730,352	11,739,305	603,181	4,365,026	68,278	494,108	1,554,235	1,328,854	-	-	1,554,235	1,328,854
CICAN S.A.	Argentina	US$	3,040	15.2000	15.2000	7,799,090	7,081,952	593,604	2,548,579	90,228	387,384	1,185,462	1,076,457	-	-	1,185,462	1,076,457
TOTAL												23,746,603	23,187,917	1,279,982	1,352,739	22,466,621	21,835,178

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 – GOODWILL AND NEGATIVE GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

	December 31, 2006		December 31, 2005
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
Company	ThCh$	ThCh$	ThCh$	ThCh$

RIO DE JANEIRO REFRESCOS LTDA.	3,581,300	41,513,689	3,486,432	44,090,860
EMBOTELLADORA DEL ATLANTICO S.A.	2,789,230	25,843,794	2,741,411	28,142,128
VITAL S. A.	131,881	527,525	131,880	659,407
TOTAL	6,502,411	67,885,008	6,359,723	72,892,395

NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

Other long term assets at each year end were as follows:

	December 31,
	2006	2005
	ThCh$	ThCh$
Bonds
Celulosa Arauco S.A.	12,136,561	11,912,159
Enap S.A.	9,417,191	9,361,515
Endesa S.A.	8,050,627	7,969,998
Chile Soberano	7,631,387	7,529,474
Petróleos Mexicanos S.A.	6,279,411	7,434,144
Compañía Manufacturera de Papeles y Cartones S.A.	7,373,046	7,234,421
Teléfonos de México S.A.	7,119,462	6,996,256
Codelco S.A.	5,420,293	5,376,097
México Soberano	4,943,205	4,895,099
Banco Scotiabank Sud Americano	-	4,396,168
Federal Home Loan Bank (FHLB)	2,667,820	2,623,096
Brasil Telecom S.A.	2,119,838	2,141,906
Raytheon Company	2,161,972	2,129,523
International Paper Company	2,129,560	2,093,050
Altria Group	1,216,801	1,210,115
United States Treasury Notes	1,106,877	-
Alcoa Inc.	1,085,401	1,069,801

CLN Endesa -Deutsche Bank A.G.	5,494,271	5,232,625
CLN GMAC - Deutsche Bank A.G.	-	1,695,371
CLN Ford-Deutsche Bank A.G.	-	1,569,788

Cross Currency Swap	14,776,849	27,889,635
Judicial Deposits (Brazil)	4,985,594	4,237,993
Issuance Bond Placement	2,989,778	3,345,764
Prepaid expenses	1,980,457	1,733,109
Spare parts	1,819,563	992,751
Recoverable taxes	1,443,746	1,235,704
Non operating assets	492,979	929,909
Others	1,926,938	422,551

Total	116,769,627	133,658,022

NOTE 19 - SHORT-TERM BANK LIABILITIES

Short- term bank liabilities were as follows:

	Currency or Indexation Adjustment
	US Dollars		Other foreign currencies		Non-indexed Ch$		TOTAL
Bank or Financial Institution	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$			ThCh$	ThCh$
DEXIA BANK BELGIUM	-	21,452,597	-	-	-	-	-	21,452,597
BANCO RIO	-	-	-	2,809,593	-	-	-	2,809,593
BANCO BBVA FRANCES	-	-	-	1,872,639	-	-	-	1,872,639
BANCO CHILE	-	-	-	-	-	1,456,308	-	1,456,308
BANCO HSBC ROBERTS	-	-	-	930,834	-	-	-	930,834
BANCO DO BRASIL	-	-	2,490,000	-	-	-	2,490,000	-
CITIBANK N.A.	-	-	-	-	11	-	11	-
TOTALES	-	21,452,597	2,490,000	5,613,066	11	1,456,308	2,490,011	28,521,971
Outstanding Balance	-	20,930,500	2,490,000	5,177,399	11	1,456,308	2,490,011	26,107,899

Annual average interest rate (%)	-	6.51	8.75	8.92

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	-

Long term bank liabilities current portion:

	Currency or indexation adjustment
	Other foreign currencies		TOTAL
Bank	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO SANTANDER	423,588	330,211	423,588	330,211
BANK BOSTON	10,562	164,056	10,562	164,056
BANCO ALFA	4,693	-	4,693	-
Total	438,843	494,267	438,843	494,267
Principal Due	361,407	488,319	361,407	488,319

Average annual interest rate	15,66%	13,26%

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	-

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

		Years to Maturity
Bank or Financial Institution	Currency	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	Total long term at December 31, 2006	Average annual interest rate %	Total long term at December 31, 2005
		ThCh$	ThCh$		ThCh$		ThCh$
BANCO BOSTON	Other Currencies	2,865	-	-	2,865	16.02	13,387
BANCO SANTANDER	Other Currencies	-	-	-	-	-	450,659
BANCO ALFA	Other Currencies	385,094	29,547	530	415,171	15.59	-
	Total	387,959	29,547	530	418,036	-	464,046

Foreign currency liabilities (%)	100.00

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At the closing of  2006 and 2005, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:

Instrument subscription or ID N°	Series	Nominal Value	Currency	Interest rate	Maturity date	Term		Par Value		Placement in Chile or abroad
				%		Interest paid	Amortization period	December 31, 2006	December 31, 2005
Current portion of bonds payable								ThCh$	ThCh$
YANKEE BONDS	A	32,076,000	US$	7.000	October 1, 2007	HALF YEARLY	OCT.2007	17,375,788	293,723	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	October 1, 2027	HALF YEARLY	OCT.2027	40,595	39,899	ABROAD
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	HALF YEARLY	JUN.2008	12,194,391	13,275,981	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	HALF YEARLY	JUN.2026	361,706	362,020	CHILE
Total current maturities								29,972,480	13,971,623

Long term portion of bonds payable
YANKEE BONDS	A	32,076,000	US$	7.000	October 1, 2007	HALF YEARLY	OCT.2007	-	16,784,168	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	October 1, 2027	HALF YEARLY	OCT.2027	2,129,564	2,093,050	ABROAD
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	HALF YEARLY	JUN.2008	6,051,005	17,159,382	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	HALF YEARLY	JUN.2026	67,844,606	67,903,440	CHILE
Total long term								76,025,175	103,940,040

NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each year end were as follows:

	Short Term		Long Term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Staff severance indemnities	634,122	568,759	5,593,845	5,015,736
Contingencies	80,345	75,908	2,780,207	8,391,496
Taxation on banking transactions & social contribution(Brazil)	2,170,765	-	8,724,427	8,152,068
Other provisions	-	138	-	-
TOTAL	2,885,232	644,805	17,098,479	21,559,300

Write-offs during the period have amounted to ThCh$266,406.

NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

	2006	2005
	ThCh$	ThCh$
Beginning balance	5,469,632	2,774,489
Provision for the period	932,150	3,051,022
Payments	(173,815)	(241,016)
Ending balance	6,227,967	5,584,495

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

	2006	2005
LIABILITIES	ThCh$	ThCh$

Vital Aguas S. A.	1,150,866	1,123,015
Embotelladora del Atlántico S. A.	19,980	17,924
Andina Inversiones Societarias S.A.	37	58
	1,170,883	1,140,997

	2006	2005
INCOME STATEMENT	ThCh$	ThCh$

Vital Aguas S. A.	(27,850)	13,917
Embotelladora del Atlántico S. A.	(1,744)	(1,489)
Andina Inversiones Societarias S.A.	(3)	(2)
	(29,597)	12,426

NOTE 27 - CHANGES IN SHAREHOLDERS’ EQUITY

Movements in shareholders' equity were as follows:

	December 31, 2006					December 31, 2005
	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	197,904,994	(201,145)	26,334,355	(11,640,959)	56,039,346	191,027,986	14,574,144	56,671,256	(11,583,482)	40,158,726
Distribution of prior-year income	-	-	44,398,387	11,640,959	(56,039,346)	-	-	28,575,244	11,583,482	(40,158,726)
Final dividend prior-year income	-	-	(5,172,908)	-	-	-	-	(3,831,785)	-	-
Translation adjustment reserve	-	1,955,644	-	-	-	-	(15,299,958)	-	-	-
Additional dividend on accumulate earnings	-	-	(55,880,179)	-	-	-	-	(55,880,179)	-	-
Capital revalued	4,156,005	(4,224)	325,381	(26,822)	-	6,877,008	524,669	799,819	(145,608)	-
Income for the period	-	-	-	-	74,355,094	-	-	-	-	56,039,346
Interim dividends	-	-	-	(13,411,243)	-	-	-	-	(11,495,351)	-
Ending balance	202,060,999	1,750,275	10,005,036	(13,438,065)	74,355,094	197,904,994	(201,145)	26,334,355	(11,640,959)	56,039,346
Price level restated balances						202,060,999	(205,369)	26,887,376	(11,885,419)	57,216,172

b) Number of shares:

Series	Subscribed Shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

c)       Capital:

Series	Subscribed Capital	Paid in Capital
	ThCh$	ThCh$
A	101,030,500	101,030,500
B	101,030,499	101,030,499

d)       Other reserves:

Other reserves at each period end were as follows:

	December 31,
	2006	2005
	ThCh$	ThCh$

Reserve for cumulative translation adjustments	741,240	(1,214,405)
Reserve for technical reappraisal of property, plant and equipment	169,987	169,987
Other	839,048	839,049
Total	1,750,275	(205,369)

The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

Company	Balance January 1, 2006	Foreign exchange generated during the period investment	Reserve Release / Realized (*)	Balance December 31, 2006
	ThCh$	ThCh$		ThCh$
Rio de Janeiro Refrescos Ltda.	(2,276,984)	1,361,051	133,366	(782,567)
Embotelladora del Atlántico S. A.	1,062,579	461,228	-	1,523,807
Total	(1,214,405)	1,822,279	133,366	741,240

(*) Reserve realized in the amount of ThCh$133,366, resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. for a total amount of ThUS$34,907.

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during the period was as follows:

	For the period ended December 31,
	2006	2005
	ThCh$	ThCh$
Other non-operating income during the period was as follows:
Reverse PIS / COFINS	4,179,585	-
Realization of deposits in guaranty over containers	490,075	-
Gain on sale of plant, property and equipment	-	273,459
Gain on sales of Vital Aguas S.A.shares	-	3,972,048
Other Income	620,841	251,266
Sub-total	5,290,501	4,496,773
Translation of Financial Statements (1)	403,979	2,969,786
Total	5,694,480	7,466,559

Other non-operating expenses during the period was as follows:

Other non-operating expenses during the period was as follows:
Obsolescence and write-offs of property, plant and equipment	(3,714,979)	(1,136,813)
Loss on sale of property, plant and equipment	(2,128,203)	-
Provision for labor and commercial lawsuits	(747,737)	(555,882)
Lawsuit fees	(437,859)	(513,467)
Conversion adjustment reserve realized(2)	(133,499)	-
Provision loss of investment in Centralli	(64,458)	(62,094)
Staff Severance Indemnities	-	(2,454,488)
PIS Cofias	-	(2,328,102)
Others	(157,177)	(849,787)
Sub-total	(7,383,912)	(7,900,633)
Total	(7,383,912)	(7,900,633)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, presented as Other Non-Operating Income and Expenses.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. during the months of March and June 2006.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year end was as follows:

		December 31, 2006	December 31, 2005
		ThCh$	ThCh$

Assets - (charges)/credits	Index
Inventories	CPI	(141,455)	315,199
Property, plant and equipment	CPI	1,489,804	2,755,193
Investments in related companies	CPI	3,502,094	5,481,359
Cash, Time Deposits, Marketable Securities	CPI	48,679	39,497
Trade Accounts Receivable, Notes Receivable, Other Receivables	UF	5	937
Trade Accounts Receivable, Notes Receivable, Other Receivables	CPI	(52)	2,108
Accounts payable from related companies - short term	CPI	678,931	1,451,930
Recoverable taxes	CPI	66,740	110,958
Other current assets	UF	39,683	156,572
Other current assets	CPI	87,964	531,656
Other long term assets	CPI	2,066,606	4,440,377
Other long term assets	CPI	2,203	-
Cost and expense accounts	CPI	1,461,985	5,269,961
Goodwill	CPI	-	(18,332)
Total (charges) credits		9,303,187	20,537,415

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(4,450,340)	(8,225,062)
Short and long term bank liabilities	CPI	(273,346)	(885,994)
Short and long term bonds payable	UF	(1,856,594)	(3,520,472)
Short and long term bonds payable	CPI	(381,434)	(774,519)
Accounts payable to related companies	UF	(121,643)	(80,366)
Other current liabilities	UF	(35,563)	(335,506)
Other current liabilities	CPI	(250,972)	(117,254)
Other current liabilities	CPI	(232,954)	(263,737)
Income accounts	CPI	(1,973,923)	(6,916,527)
Total (charges) credits		(9,576,769)	(21,119,437)
Price-level restatement (loss ) gain		(273,582)	(582,022)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

	Currency	December 31, 2006	December 31, 2005
		ThCh$	ThCh$
Assets - (charges)/credits
Cash	US$	(486,308)	(189,188)
Time deposits	US$	345	(1,711)
Marketable securities	US$	22,399	(3,210,312)
Other receivables	US$	182,215	(3,881)
Short term notes and accounts receivable related companies	US$	1,654,481	(5,315,050)
Inventories	US$	22,227	(20,549)
Other current assets	US$	1,877,531	273,139
Property, plant & equipment	US$	1,842	3,583
Other assets	US$	1,761,549	(12,895,904)
Expense account exchange rate difference	US$	-	(219,257)
Total (charges) credits		5,036,281	(21,579,130)

Liabilities - (Charges) / credits
Short term liabilities banks and financial institutions	US$	(105,284)	4,347,958
Bonds payable	US$	(148,859)	265,888
Accounts payable	US$	(43,449)	67,192
Provisions	US$	(3,952)	49,259
Withholdings		2	-
Other current liabilities	US$	(696,003)	(359,022)
Bonds payable-long term	US$	(329,284)	2,392,945
Income account exchange rate difference	US$	-	227,788
Total (charges) credits		(1,326,829)	6,992,008
Foreign exchange gain (loss) on income		3,709,452	(14,587,122)

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2006 and 2005.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$3,357,533.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2006 amounted to ThCh$393,145 and ThCh$409,655 in 2005.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows:

	2006	Maturity Date	2005	Maturity Date
	ThCh$		ThCh$
Expected Cash Flows
Expenses

Dividend payments	(4,470,414)	31-Jan-07	(3,912,251)	26-Jan-06
Additions to property, plant and equipment	(558,887)	31-Jan-07	(498,522)	30-Jan-06
Additions to property, plant and equipment	(4,295,531)	28-Feb-07	(2,489,890)	15-Feb-06
Additions to property, plant and equipment	(147,173)	30-Mar-07	(51,711)	31-Mar-06
Total expenses	(9,472,005)		(6,952,374)

Income
Sale of property, plant and equipment	13,378	31-Jan-07	67,294	15-Feb-06
Total Income	13,378		67,294

Total Net	(9,458,627)		(6,885,080)

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at December 31, 2006 were as follows:

Derivative	Contract	Value				Hedged item or transaction			Assets/liabilities		Effect on income
			Maturity Period	Specific Item	Position purchase/sale	Concept	Amount	Hedged item value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
SWAP	CCPE	2,721,519	1Q07	US$ Exchange Rate	S	Long term bonds US$	3,718,120	2,725,505	Other Current and Long Term Assets	1,186,229	(24,620)	14,543
SWAP	CCPE	2,731,316	3Q07	US$ Exchange Rate	S	Long term bonds US$	2,747,765	2,710,500	Other Current and Long Term Assets	1,189,882	(24,720)	75,986
SWAP	CCPE	39,954,760	4Q07	US$ Exchange Rate	S	Long term bonds US$	47,599,704	39,929,250	Other Current and Long Term Assets	9,347,546	(520,525)	1,212,573
SWAP	CCPE	8,155,150	1Q08	US$ Exchange Rate	S	Long term bonds US$	10,456,161	8,112,996	Other Current and Long Term Assets	3,546,502	(73,933)	129,076
SWAP	CCPE	8,109,132	2Q08	US$ Exchange Rate	S	Long term bonds US$	11,100,360	8,411,944	Other Current and Long Term Assets	3,523,581	(74,221)	879,846
SWAP	CCPE	13,303,270	3Q08	US$ Exchange Rate	S	Long term bonds US$	16,620,691	13,347,582	Other Current and Long Term Assets	5,667,548	(123,103)	1,054,725
SWAP	CCPE	5,482,286	1Q13	US$ Exchange Rate	S	Long term bonds US$	7,260,554	5,486,988	Other Current and Long Term Assets	2,372,443	(49,914)	965,336
FR	CCTE	7,609,550	1Q07	US$ Exchange Rate	P	Suppliers foreign currency	7,551,420	-	Other current assets and liabilities	57,302	-	(57,302)
FR	CCTE	1,120,891	1Q07	US$ Exchange Rate	S	Suppliers foreign currency	1,135,980	-	Other current assets and liabilities	15,313	-	(15,313)
FR	CCTE	3,997,565	2Q07	US$ Exchange Rate	P	Suppliers foreign currency	4,049,358	-	Other current assets and liabilities	54,096	-	54,096
FR	CCTE	15,969,800	2Q07	US$ Exchange Rate	S	Dividends Payable	15,865,250	-	Other current assets and liabilities	104,550	-	(104,550)
FR	CCTE	893,749	2Q07	US$ Exchange Rate	S	Suppliers foreign currency	905,309	-	Other current assets and liabilities	12,085	-	(12,085)
FR	CCTE	3,349,877	3Q07	US$ Exchange Rate	P	Suppliers foreign currency	3,391,324	-	Other current assets and liabilities	44,691	-	44,691
FR	CCTE	964,126	3Q07	US$ Exchange Rate	S	Suppliers foreign currency	976,055	-	Other current assets and liabilities	12,863	-	(12,863)
FR	CCTE	5,330,480	4Q07	US$ Exchange Rate	P	Suppliers foreign currency	5,392,578	-	Other current assets and liabilities	66,421	-	66,421
FR	CCTE	1,262,989	4Q07	US$ Exchange Rate	S	Suppliers foreign currency	1,277,696	-	Other current assets and liabilities	15,734	-	(15,734)
FU	CCTE	446,249	1Q07	Raw Material Prices	S	Future purchases of raw materials	484,575	-	Other current assets	36,309	-	36,309
FU	CCTE	408,583	2Q07	Raw Material Prices	S	Future purchases of raw materials	442,412	-	Other current assets	34,234	-	34,234
FU	CI	128,332	2Q07	Raw Material Prices	S	Future purchases of raw materials	-	-	Other current assets	24,984	24,984	-
FU	CCTE	416,752	3Q07	Raw Material Prices	S	Future purchases of raw materials	453,642	-	Other current assets	32,901	-	32,901
FU	CI	351,007	3Q07	Raw Material Prices	S	Future purchases of raw materials	-	-	Other current assets	73,980	73,980	-
FU	CCTE	812,700	4Q07	Raw Material Prices	S	Future purchases of raw materials	893,932	-	Other current assets	56,296	-	56,296
FU	CI	322,747	4Q07	Raw Material Prices	S	Future purchases of raw materials	-	-	Other current assets	70,415	70,415	-
FU	CCTE	492,577	1Q08	Raw Material Prices	S	Future purchases of raw materials	544,784	-	Other current assets	67,526	-	67,526
FU	CI	416,372	1Q08	Raw Material Prices	S	Future purchases of raw materials	-	-	Other current assets	83,394	83,394	-

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.

Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1)

Vital S.A. The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses.  At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses.  The company’s legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,689,281(ThCh$1,789,072 in 2005).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,120,467 (ThCh$6,753,156 in 2005).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$50,804 (ThCh$75,875 in 2005).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana" (Metropolitan Region), as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at December 31, 2006 were as follows:

	Debtor			Assets involved		Balances pending at end of period Dec. 31		Guaranty Release
Guarantee creditor	Name	Relation	Type of guarantee	Type	Book value	2006	2005	2009
					ThCh$	ThCh$	ThCh$	ThCh$
UNIAO FEDERAL	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate	-	-	61,588	-
ESTADIO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate	11,990,295	-	-	-
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial Deposit	7,031,344	-	-	-
ADUANA DE BUENOS AIRES	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty	Inventories	2,988,327	-	-	-
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent Company	Agreement	Agreement	159,717	-	-	159,717
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Agreement	10,260	-	-	10,260
SERV.NAC. DE ADUANAS	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Guaranty Receipt	-	-	94,187	-

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at December 31, 2006 were as follows:

Guarantor	Type of Guarantee	Amount	Currency	Transaction

Soc de Restaurantes Tuesday Ltda.	Policy	45,000	U.F.	Advertising Agreement
Soc de Restaurantes Tuesday Ltda.	Policy	30,000	U.F.	Advertising Agreement
Soc de Restaurantes Tuesday Ltda.	Policy	30,000	U.F.	Advertising Agreement
AGA S.A.	Receipt	600,000	US$	Supply Agreement
Soc. Las Ñipas	Policy	6,971	U.F.	Advertising Agreement
CONFAB	Mortgage	30,000,000	USD	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	Letter of Credit	43,175,313	USD	Purchase of Nitvitgov Refrigerantes S.A.
Mac Coke Dist. Beb.	Mortgage	561,272	USD	Distributor Credit
Tigresa Com. Beb.	Mortgage	397,568	USD	Distributor Credit
Dist. Real Cola (Apucarana)	Mortgage	486,436	USD	Distributor Credit
Soc. Com. Champfer	Mortgage	996,258	USD	Distributor Credit
MBM Distribuidora de Beb	Mortgage	304,022	USD	Distributor Credit
Franciscana Dist.	Mortgage	495,790	USD	Distributor Credit
Dibejon Dist Beb. João Neiva	Mortgage	140,318	USD	Distributor Credit
Clauver Nova Dist Beb Ltda	Mortgage	163,704	USD	Distributor Credit
Aguiar Distrib. de Bebidas Ltda	Mortgage	280,636	USD	Distributor Credit
Dist União De Itaperuna	Mortgage	266,604	USD	Distributor Credit
Rosas de Casimiro	Mortgage	336,763	USD	Distributor Credit
ASXT Fluminense Distrib. Bebidas	Mortgage	4,429,373	USD	Distributor Credit
Catering Argentina S.A.	Guaranty	125,112	USD	Supplier

NOTE 37 - LOCAL AND FOREIGN CURRENCY

Assets at each year end were composed of local and foreign currencies as follows:

		December 31, 2006	December 31, 2005
	Currency	Amount	Amount
Current Assets		ThCh$	ThCh$
Cash	Non-indexed Ch$	5,158,398	4,011,932
-	US$	553,939	2,906,424
-	AR$	1,343,672	3,111,428
-	R$	9,286,264	4,685,410
Time Deposits	US$	3,341,811	21,704,158
-	AR$	1,043,208	-
-	R$	2,788,300	4,536,125
Marketable Securities (Net)	EUROS	-	9,352,659
-	US$	20,379,992	4,076,806
-	R$	-	867,886
	Non-indexed Ch$	5,663,358	-
Trade Accounts Receivable (net)	Non-indexed Ch$	16,668,562	18,353,990
-	US$	1,070,049	1,590,343
-	AR$	2,307,185	2,504,234
-	R$	16,091,691	12,476,863
Notes Receivable	Non-indexed Ch$	8,491,085	7,998,502
-	AR$	295,493	388,023
-	R$	3,678,234	2,990,319
Other Debtors (Net)	Non-indexed Ch$	2,875,103	2,724,553
-	US$	1,323,545	12,191,120
-	AR$	855,757	910,097
-	R$	6,594,947	4,367,044
Inventories (Net)	Indexed Ch$	3,205,145	4,001,079
-	Non-indexed Ch$	2,023,067	1,812,465
-	US$	1,410,255	3,189,211
-	AR$	5,936,647	3,205,991
-	R$	10,115,969	5,582,551
Notes and accounts receivable related companies	R$	-	23,940
-	Non-indexed Ch$	2,893,571	5,680,550
Recoverable taxes	US$	1,284,937	219,328
-	Non-indexed Ch$	383,113	1,220,067
-	AR$	861,418	714,681
-	R$	5,382,048	7,831,482
Prepaid expenses	Non-indexed Ch$	1,119,460	1,204,408
-	US$	3,540	53,427
-	AR$	214,678	137,641
-	R$	272,960	245,939
Deferred taxes	Non-indexed Ch$	88,296	-
-	AR$	298,605	-
-	R$	503,531	-
Other currents assets	Indexed Ch$	-	1,083,968
-	Non-indexed Ch$	2,300,528	416,795
-	US$	13,623,786	3,701,127
-	AR$	652,318	1,746,794
	R$	1,740,344	1,598,480
Property, plant and equipment
Property, plant and equipment	Non-indexed Ch$	61,590,770	65,295,824
-	US$	80,451,386	76,935,660
Other assets
Investment in companies	Indexed Ch$	19,726,925	19,429,868
-	US$	1,185,462	1,076,456
-	R$	1,554,234	1,328,854
Investment in other companies	Indexed Ch$	42,564	42,564
-	US$	13,381	13,152
Goodwill	Non-indexed Ch$	527,525	659,407
-	US$	67,357,483	72,232,988
Long term debtors	Non-indexed Ch$	30,687	81,904
-	AR$	20,666	30,890
Notes and accounts receivable related companies	Non-indexed Ch$	36,176	22,964
Intangibles	US$	424,935	417,648
Amortization	US$	(257,483)	(238,106)
Deferred taxes	AR$	-	690,704
Others	Indexed Ch$	2,071,682	149,442
-	Non-indexed Ch$	3,190,246	5,021,549
-	US$	86,269,214	126,111,672
-	AR$	3,979,552	2,375,359
-	R$	21,258,933	-
Total Assets	Non-indexed Ch$	113,039,945	114,504,910
	US$	278,436,232	326,181,414
	AR$	17,809,199	15,815,842
	R$	79,267,455	46,534,893
	Euros	-	9,352,659
	Indexed Ch$	25,046,316	24,706,921

b. Current liabilities at year end denominated in local and foreign currencies were as follows:

	Currency	Up to 90 days				90 days to 1 year
		December 31, 2006		December 31, 2005		December 31, 2006		December 31, 2005
		Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short term bank liabilities	Non-Indexed Ch$	11	-	1,456,308	-	-	-	-	-
-	$AR	-	-	5,613,066	8.92	-	-	-	-
-	$R	2,490,000	8.75	-	-	-	-	-	-
-	US$	-		-	-	-	-	21,452,597	6.51
-	$R	-		-	-	438,843	15.66	494,267	13.26
Current portion of bonds payable	Indexed Ch$	12,556,097	7.00	13,638,001	7.00	-	-	-	-
-	US$	17,416,383	6.20	333,622	6.20	-	-	-	-
Dividends payable	Non-Indexed Ch$	4,712,773	-	4,062,425	-	-	-	-	-
Accounts payable	Non-Indexed Ch$	18,503,755	-	18,376,992	-	-	-	2,762,923	-
-	US$	1,641,756	-	2,402,837	-	-	-	-	-
-	$AR	8,074,883	-	6,082,583	-	-	-	-	-
-	Indexed Ch$	14,647,738	-	9,046,806	-	-	-	-	-
Other creditors	US$	72,216	-	180,278	-	-	-	-	-
-	$AR	40,260	-	20,350	-	61,476	-	-	-
-	$R	3,002,368	-	2,684,409	-	-	-	-	-
Notes and accounts payable related companies	Non-Indexed Ch$	4,012,142	-	5,118,317	-	-	-	-	-
-	$AR	2,288,373	-	914,100	-	-	-	-	-
-	Indexed Ch$	4,512,543	-	2,473,347	-	-	-	-	-
Provisions	Non-Indexed Ch$	684,926	-	644,805	-	-	-	-	-
-	$R	-	-	-	-	2,200,306	-	-	-
Withholdings	Non-Indexed Ch$	8,708,516	-	4,924,173	-	-	-	595,835	-
-	US$	464,107	-	-	-	-	-	-	-
-	$AR	4,852,028	-	3,682,725	-	-	-	-	-
-	$R	-	-	-	-	5,685,235	-	7,485,542	-
Income taxes	Non-Indexed Ch$	3,841,860	-	3,886,640	-	-	-	-	-
-	$AR	190,470	-	-	-	-	-	1,622,449	-
-	$R	-	-	-	-	-	-	3,364,835	-
Unearned Income	Non-Indexed Ch$	499,547	-	254,439	-	-	-	-	-
Deferred Taxes	Non-Indexed Ch$	-	-	629,887	-	-	-	-	-
	$AR	-	-	96,680	-	-	-	-	-
Other current liabilities	Non-Indexed Ch$	4,669,336	-	3,070,531	-	-	-	10,210	-

Total Current Liabilities	Non-Indexed Ch$	45,632,866		42,424,517		-		3,368,968
	$AR	15,446,014		16,409,504		61,476		1,622,449
	$R	24,652,649		14,204,562		8,324,384		11,344,644
	US$	19,594,462		2,916,737		-		21,452,597
	Indexed Ch$	12,556,097		13,638,001		-		-

c.1) Long - term liabilities at December 31, 2006 were composed of local and  foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	$R	418,036	15.59	-	-	-	-	-	-
Bonds payable	Indexed Ch$	8,046,439	6.20	7,981,718	6.50	19,954,296	6.50	37,913,163	6.50
-	US$	-	-	-	-	-	-	2,129,559	7.63
Other Creditors	$AR	103,555	-	-	-	-	-	-	-
-	$R	-	-	29,732	-	-	-	-	-
Notes and Accounts Payable to Related Companies	Non-Indexed Ch$	3,549,631	-	-	-	-	-	-	-
Provisions	Indexed Ch$	-	-	-	-	-	-	4,945,942	-
-	Non-Indexed Ch$	647,903	-	-	-	-	-	-	-
-	$AR	1,689,281	-	-	-	-	-	-	-
-	$R	9,815,353	-	-	-	-	-	-	-
Deferred Taxes	Non-Indexed Ch$	-	-	-	-	-	-	2,426,575	-
-	$AR	-	-	450,990	-	-	-	-	-
-	$R	1,250,091	-	-	-	-	-	-	-
Other Liabilities	Non-Indexed Ch$	-	-	-	-	5,724,683	-	-	-
-	$AR	-	-	206,834	-	1,861,497	-	-	-
-	$R	2,281,699	-	-	-	-	-	-	-

Total Long Term Liabilities	$R	13,765,179		29,732		-		-
	Indexed Ch$	8,046,439		7,981,718		19,954,296		42,859,105
	US$	-		-		-		2,129,559
	$AR	1,792,836		657,824		1,861,497		-
	Non-Indexed Ch$	4,197,534		-		5,724,683		2,426,575

c.1) Long - term liabilities at December 31, 2005 were composed of local and  foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	R$	464,046	13.28	-	-	-	-	-	-
Bonds payable	US$	16,784,168	7.00	-	-	-	-	2,093,050	7.630
-	Indexed Ch$	17,159,382	6.20	5,991,479	6.50	19,971,600	6.50	41,940,360	6.50
Other creditors	AR$	83,259	-	-	-	-	-	-	-
-	R$	-	-	59,023	-	7,378	-	-	-
Provisions	Indexed Ch$	-	-	-	-	-	-	4,421,174	-
-	Non-Indexed Ch$	594,561	-	-	-	-	-	-	-
-	AR$	1,789,072	-	-	-	-	-	-	-
-	R$	14,754,493	-	-	-	-	-	-	-
Other liabilities	Non-Indexed Ch$	-	-	-	-	5,002,353	-	-	-
-	AR$	-	-	197,057	-	1,773,527	-	-	-
-	R$	1,413,921	-	-	-	-	-	-	-

Total Long Term Liabilities	R$	16.632.460		59.023		7.378		-
	US$	16.784.168		-		-		2.093.050
	Indexed Ch$	17.159.383		5.991.479		19.971.600		46,361,534
	AR$	1.872.331		197.057		1.773.527		-
	Non-Indexed Ch$	594.561		-		5.002.353		-

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

There are no matters to be reported which have occurred between the closing period of December 31, 2006 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 – ENVIRONMENT

The Company has invested ThCh$1,246,428 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$183,206.

I.

ANALYSIS OF THE FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2006.

Highlights

•

Operating Income reached US$68.0 million during the Fourth Quarter of 2006, increasing 15.1% compared to the same period of the previous year.  Operating Margin was 21.7%.

•

Sales Volume amounted to 122.7 million unit cases, an increase of 5.5% during the quarter.

•

Fourth Quarter EBITDA totaled US$81.6 million, representing an increase of 11.6% compared to the Fourth Quarter of 2005. EBITDA Margin was 26.0%.

•

Consolidated Operating Income reached US$178.8 million during 2006, 19.7% higher than in 2005.  Operating Margin was 17.4%.

•

Consolidated Sales Volume in 2006 totaled 415.1 million unit cases, an increase of 6.6% compared to the 2005.

•

Consolidated EBITDA for 2006 amounted to US$234.3 million, an increase of 14.2%.  EBITDA Margin was 22.8%.

•

Net Income for 2006 reached US$139.7 million, 30.0% higher than 2005.

Comments from Chief Executive Officer, Mr. Jaime Garcia R.

“We are very satisfied with and proud of the results obtained in 2006.  Our goals for 2007 will be focused on increasing volumes in the existing markets where Andina operates, as well as developing the non-carbonated product segment.”

CONSOLIDATED SUMMARY

Full-Year 2006 vs. Full-Year 2005

Consolidated Sales Volume amounted to 415.1 million unit cases, an increase of 6.6%.  Soft Drinks increased 6.0%, while Waters grew 10.3% and Juices 16.1%.  These increases are a result of the higher consumption in Andina’s main products (Soft Drinks) in the three countries where we operate, in addition to the consolidation of growth opportunities in (Waters, Juices and Beer), which grew 13.7%.

Net Sales amounted to US$1,026.9 million, 14.8% higher than 2005.  This was a result of both higher volumes and greater average income.

Despite cost pressures, particularly with regards to sugar in Brazil, effective negotiations, more favorable resin prices and the 7.2% revaluation of the Brazilian Real, Andina’s Cost of Sales per unit case increased 4.2% compared to 2005.

SG&A increased 13.1% per unit case mainly as a result of increased freight fees due to increasing oil prices and salary pressures.

Consolidated Operating Income amounted to US$178.8 million, a 19.7% increase compared to 2005. Operating Margin was 17.4%, an increase of 70 basis points.

Finally, Consolidated EBITDA amounted to US$234.3 million, an increase of 14.2%. EBITDA Margin was 22.8%, a decrease of 10 basis points.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Consolidated Sales Volume for the Fourth Quarter 2006 reached 122.7 million unit cases, a 5.5% increase compared to the same period of the previous year, Soft Drinks grew 5.4%, Waters, Juices and Beer grew 7.5%.

Net Sales amounted to US$313.4 million, representing a 12.9% improvement compared to the Fourth Quarter of 2005, mainly due to increased volumes and a 7.0% increase in average income.

Cost of Sales per unit case increased 4.6%, mainly due to the increased cost of sugar in Brazil, partially offset by the lower price of resin and the reevaluation of the Brazilian Real.

SG&A increased 10.1% per unit case, mainly as a result of increased freight fees due to higher oil prices, salary pressures and the revaluation of the Brazilian Real.

Consolidated Operating Income amounted to US$68.0 million, a 15.1% increase compared to the Fourth Quarter of 2005. Operating Margin was 21.7%, an increase of 40 basis points.

Finally, Consolidated EBITDA amounted to US$81.6 million, an 11.6% improvement compared to the same period of the previous year. EBITDA Margin was 26.0%, representing a decrease of 30 points compared to the Fourth Quarter of 2005.

SUMMARY BY COUNTRY

Chile

Full-Year 2006 vs. Full-Year 2005

During 2006, Sales Volume amounted to 143.7 million unit cases, growth of 6.1% compared to the figure reported in 2005.  This increase was a result of increased Soft Drink volumes (+4.7%), in addition to the significant contribution of the Waters and Juices segment (+14.8% and +11.3%, respectively). In Chile, besides the significant increase of non-carbonated products, the Light product segment increased 16%, representing nearly 14% of the total product portfolio.

Net Sales amounted to US$412.8 million, a 3.7% improvement compared to the previous year, a result of the previously mentioned increase in volumes, partially offset by lower average income.

Cost of Sales per unit case decreased 2.9% as a result of effective negotiations regarding sugar supply agreements and lower resin prices.  Additionally, SG&A decreased 0.6% per unit case.

Operating Income was 3.7% higher than the figure reported for 2005, amounting to US$101.8 million.  Operating Margin was 24.7%, remaining constant with respect to the previous year.

EBITDA amounted to US$126.2 million, 1.9% higher than the EBITDA figure recorded in 2005.  EBITDA Margin was 30.6%.

Fourth Quarter 2006 vs. Fourth Quarter 2005

During the quarter, Andina launched tropical fruit-flavored Fanta Exótica (Pet 500 cc and 350 cc Can formats), and a line of waters containing vitamins and minerals, Dasani Balance Durazno (Peach) and Active Limón (Lemon) (500 cc Pet format).

During the Fourth Quarter of 2006, Sales Volume amounted to 43.2 million unit cases, 3.7% growth compared to the same period of the previous year.  Soft Drinks increased 3.3%, Waters increased 0.3% and Juices increased 13.0%

Net Sales amounted to US$125.9 million, reflecting growth of 4.4%.  This increase resulted from higher volumes and average prices.

Despite higher freight fees, Cost of Sales per unit case and SG&A remained stable when compared to the Fourth Quarter of 2005.

Operating Income amounted to US$36.7 million, a 5.0% improvement compared to the Fourth Quarter of 2005.

Operating Margin was 29.1%, an increase of 20 basis points.

EBITDA amounted to US$42.6 million, a 3.9% increase regarding the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 33.9%, a decrease of 10 basis points

Brazil

Full-Year 2006 vs. Full-Year 2005

Sales Volume amounted to 162.6 million unit cases.  Of this, 95.6% was concentrated in Soft Drinks, representing 5.7% growth for 2006.

Net Sales reached US$411.2 million, increasing 31.9% compared to the previous year.  This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 17.3% as a result of increased sugar prices, partially offset by resin prices and the translation of figures.  SG&A increased 25.7% per unit case due to increased freight fees and greater inter-deposit freights, a result of higher volumes.  Both factors were offset by a 24.8% increase in average income, leading to a 67.0% increase in Operating Income compared to the same period of the previous year. Operating Margin was 16.0%, an improvement of 340 basis points.

EBITDA amounted to US$83.9 million, an increase of 48.3%, with an EBITDA Margin of 20.4%, increasing 230 basis points compared to the previous period.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Sales Volume for the Fourth Quarter of 2006 amounted to 46.4 million unit cases, representing a 2.6% increase compared to the Fourth Quarter of 2005, which was strongly impacted by weather conditions during the last three months of the year, because the city of Rio de Janeiro presented lower than normal temperatures.

Net Sales reached US$122.7 million, representing a 24.0% increase.  This is explained by price adjustments and exchange rates, which benefited the translation of figures.

Cost of Sales per unit case grew 14.5% explained by the effect of figure conversion, (which has a negative impact on costs), as well as the previously explained reasons.

Operating Income reached US$26.5 million, an improvement of 44.3%, while Operating Margin was 21.6%, an improvement of 310 basis points.

Finally, EBITDA amounted to US$31.1 million, a 37.0% improvement compared to Fourth Quarter of 2005.   EBITDA Margin was 25.4%, an increase of 240 basis points compared to the previous period.

Argentina

Full-Year 2006 vs. Full-Year 2005

Sales Volume reached 108.9 million unit cases, an 8.8% improvement compared to the Sales Volume reported in 2005.  The Light (diet) segment has continued expanding, posting close to 21.5% growth, and representing over 6% of the total product portfolio.

Net Sales reached US$210.3 million, representing an increase of 8.6%. This increase is explained by higher volumes and constant prices, partially offset by the devaluation of the Argentine peso (4.9% on average).

Cost of Sales per unit case decreased 4.5%, also due to the effect of figure conversion.  SG&A increased 13.1 % per unit case mainly due to higher labor and freight costs.

Operating Income amounted to US$22.5 million, a 7.4% increase. Operating Margin was 10.7%, 10 basis points lower than 2005.

EBITDA reached US$35.3 million, an increase of 4.6% compared to last year. EBITDA Margin decreased 60 basis points amounting to 16.8%.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Sales Volume for the Fourth Quarter of 2006 increased 12.7% reaching 33.0 million unit cases.

Net Sales reached US$66.0 million, representing an increase of 9.4% compared to the Fourth Quarter of 2005.  This is explained by higher volumes along with a decrease in average income, partially offset by the effect of the devaluation of the Argentine Peso (averaging 4.8% for the period).

Cost of Sales per unit case decreased 5.5%, mainly explained by the fluctuations of the exchange rate upon the translation of figures, as well as lower resin prices. SG&A per unit case increased 8.0% with regards to the Fourth Quarter of the previous year, due to the previously-mentioned increase in labor costs.

Operating Income amounted to US$ 8.6 million, a 1.5% increase. Operating Margin was 13.0%, 100 basis points lower than the Fourth Quarter of 2005.

Finally, EBITDA reached US$11.6 million, an increase of 3.3%. EBITDA Margin was 17.5% a decrease of 230 basis points compared to the Fourth Quarter of 2005.

NON-OPERATING RESULTS

Full-Year 2006 vs. Full-Year 2005

Non-Operating Results totaled a loss of (US$13.6) million, which compares favorably to a higher accumulated loss of (US$25.6) million recorded during 2005.  The negative Non-Operating Result for the period is mainly the reflection of goodwill amortization (US$12.2 million).  However, it is necessary to point out the lower financial income resulting from decreased earnings from Cross Currency Swaps, and one-time earnings resulting from the sale of bonds during 2005.  This decrease in financial income was exceptionally offset by earnings obtained due to the exchange rate difference.

Finally, Net Income amounted to US$139.7 million, an increase of 30.0% compared to the Net Income reported during the 2005.  Net Margin increased 160 basis points amounting to 13.6%

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2006, the Company’s financial assets amounted to US$310.9 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds.  83.7% of the total financial investments are U.S. Dollar-denominated, 7.2% are in Chilean Pesos, 7.3% in Brazilian Reais, and 1.7% in Argentine Pesos.  Nevertheless, through “Cross-Currency Swap” agreements executed in July and August 2003 and April 2004, part of the portfolio has been converted to Chilean Pesos (UF – Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 8%.

On the other hand, the Company’s total debt was US$205.4 million, with an average annual rate of 7.07% on U.S. Dollar debt, and an average real annual rate of 6.40% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 17.9% of total debt.

As a result, the Company holds a positive net cash position of US$105.5 million.

II.

 MAIN INDICATORS

INDICATORS	Unit	dec-06	dec-05	Dec 06 vs. Dec 05
LIQUIDITY
Current Ratio	Times	1.30	1.30	0.00
Acid Tests	Times	1.12	1.16	-0.04
Working Capital	MCh$	22,185	36,889	-14,704
ACTIVITY
Investments	MCh$	37,004	27,970	9,034
Inventory turnover	Times	15.42	14.15	1.26
Days of inventory on hand	Days	23.35	25.44	-2.09
INDEBTEDNESS
Debt to equity ratio	%	86.94%	95.97%	-9.02%
Short-term liabilities to total liabilities	%	52.86%	48.43%	4.43%
Long-term liabilities to total liabilities	%	47.14%	51.57%	-4.43%
Interest charges coverage ratio	Times	23.50	18.68	4.82
PROFITABILITY
Return over equity	%	27.10%	19.67%	7.43%
Return over total assets	%	14.15%	9.95%	4.20%
Return over operating assets	%	30.72%	21.25%	9.47%
Operating income	MCh$	95,196	79,544	15,652
Operating margin	%	17.41%	16.71%	0.70%
EBITDA (1)	MCh$	127,916	105,669	22,247
EBITDA margin	%	23.40%	22.20%	1.20%
Dividends payout ratio - Series A shares	%	6.61%	7.76%	-1.15%
Dividends payout ratio - Series B shares	%	6.72%	8.04%	-1.32%

EBITDA (1)	Earnings before income taxes, interests, depreciation, amortization
	and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators remain stable.

Indicators of indebtedness improve mainly due to amortizations of the local bond for an approximate amount of MUS$23 carried out during June 2006 and December 2006.  During the period net financial expenses amounted to Ch$3,910 million and earnings before interests and taxes amounted to Ch$91,860 million, achieving an interest coverage of 23.5 times, a significant improvement with regards to the previous period.

Operating profitability indicators and Profitability over Equity benefited from the reasons mentioned in paragraph I.

III.

 ANALYSIS OF BOOK VALUES AND PRESENT VALUE OF ASSETS

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 ANALYSIS OF THE MAIN COMPONENTS OF CASH FLOW

Cash Flow (MCH$)	December 2006 MCh$	December 2005 MCh$	Variation MCh$	Variation %
Operating	126,922	98,857	28,065	28%
Financing	(112,315)	(116,518)	4,203	4%
Investment	5,983	11,137	(5,154)	46%
Net cash flow for the Period	20,589	(6,525)	(27,114)	416%

The Company generated positive net cash flow of MCh$20,589 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$126,922 representing a positive variation regarding the previous year which amounted to Ch$28,065 million.  Principally explained by increased collections from clients which were partially offset by increased payment of value added taxes.

Financing activities generated a negative cash flow of MCh$112,315 representing a positive variation of MCh$4,203 mainly explained by lower loan payments than those recorded during the previous period.

Investment activities generated a positive cash flow of MCh$5,983; with a positive variation of MCh$5,154 regarding the previous year, mainly explained by greater additions to fixed assets, partially offset by collections received during 2006 due to sale of permanent investments.

V.

 ANALYSIS OF MARKET RISK

Interest Rate Risk

As of December 31, 2005 and 2006, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

40%

Brazilian real:

40%

Argentine peso:

20%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

MATERIAL EVENTS

During the period January – December 2006, the following material events were filed with the SVS:

The following was discussed at a special meeting of the Company’s Board of Directors held today:

I.

It was resolved to propose to the Shareholders Meeting the payment of an Additional Dividend on account of the Retained Earnings Fund, additional to the Final Dividend for the 2005 fiscal year (approved and disclosed last February), for the following amounts:

a)

Ch$70 (seventy pesos) per Series A share; and

b)

Ch$77 (seventy-seven pesos) per Series B share.

If approved by the Shareholders Meeting, this Additional Dividend would be paid starting May 30, 2006 and the Shareholders Registry would be closed May 24, 2006 for the determination of the recipients of payment.

II.

The recent resignations of Glenn Jordan Schoenbohm and his alternate, Jorge Hurtado Garreton, from their seats in the board of the Company were reported.  Accordingly, pursuant to article 32 of Law 18,046, it was decided that the Regular Shareholders Meeting of the Company this year (reported opportunely to the Superintendency) must elect a new Board of Directors.  The election of the entire Board of Directors will therefore be added to the agenda for that Meeting.

III.

In view of the foregoing resolutions, for the purpose of having sufficient time to disclose the foregoing to the market and give notice of the Regular Shareholders Meeting, it was finally resolved to postpone the Regular Shareholders Meeting (the “Meeting”) from Tuesday, April 11, 2006 (already reported opportunely to the Superintendency) to Wednesday, April 19, 2006 at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos 560, Borough of San Joaquin.

The agenda for the Meeting will therefore be the following:

1)

The Annual Report, General Balance Sheet and Financial Statements for the 2005 fiscal year and the report by the external auditors on such Financial Statements;

2)

The distribution of profits and payment of dividends;

3)

An explanation of the Company’s dividend policy and information on the procedures used in distributing and paying dividends;

4)

The election of the entire Board of Directors in application of article 32 of the Companies Law;

5)

The determination of the compensation for the members of Directors Committee, establish by Law 19705 and members of the Audit Committee required by the Sarbanes-Oxley Act of the U.S.A.

6)

The appointment of external auditors for the 2006 fiscal year;

7)

The appointment of risk rating agencies;

8)

A report on Board resolutions regarding transactions indicated in Article 44 of Law 18,046 since the last Shareholders Meeting; and

9)

Generally, all other matters within the purview of this meeting and any other matter of corporate interest.

Regular General Shareholders Meeting

At the Regular General Shareholders Meeting of Embotelladora Andina S.A., held yesterday, April 19, 2006 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 150, on account of the fiscal year ending December 31, 2005: (a) Ch$6.48 (six pesos and forty-eight cents) per Series A share; and b) Ch$7.128 (seven pesos and one hundred and twenty eight cents) per Series B share.  This dividend will be available to shareholders beginning April 27, 2006. Regarding payment of this dividend, the Shareholders Registry will close on April 21, 2006.

2.

The distribution of an additional Dividend N° 151 on account of retained earnings: (a)Ch$70.00 (seventy pesos) per Series A share; and (b)Ch$77.00 (seventy seven pesos) per Series B share.  This dividend will be available to shareholders beginning June 1, 2006. Regarding payment of this dividend, the Shareholders Registry will close on May 26, 2006.

3.

The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :

Regular	Alternate
Juan Claro González	Ernesto Bertelsen Repetto
José Antonio Garcés Silva (junior)	Patricio Parodi Gil
James Robert Quincey Blakstad	Jorge Hurtado Garretón
Arturo Majlis Albala	José Miguel Barros Van Hövell tot Westerflier
Gonzalo Said Handal	José Maria Eyzaguirre Baeza
Salvador Said Somavía	José Domingo Eluchans Urenda
Heriberto Urzúa Sánchez	Pedro Arturo Vicente Molina

For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Heriberto Urzua Sancheza and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of “independent” from the Controlling Shareholder of the Company for Chilean legal purposes.

Board and Committee Appointments

The following resolutions were adopted at a regular Board Meeting held April 25, 2006:

1.

Juan Claro Gonzalez was appointed Chairman of the Board of the Company and Jose Antonio Garces Silva Vice-Chairman.

2.

The Executive Committee was elected, comprised of regular directors Jose Antonio Garces Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavia.

In addition, the Chairman of the Board, Juan Claro Gonzalez, and the Chief Executive Officer of the Company, Jaime Garcia Rioseco, are members of this Committee by virtue of their office.

3.

Also elected was the Director’s Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez.  If any of them should be unable to attend, they can be replaced by their respective alternate director.  Mr. Heriberto Urzua Sanchez is considered an independent director under Chilean law.  It was resolved that Mr. Juan Claro Gonzalez will be the Chairman of this  Committee.

4.

Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.

At a Committee meeting held April 25, 2006, it was decided that Mr. Juan Claro Gonzalez also be Chairman of this Audit Committee.  Juan Claro Gonzalez and Heriberto Urzua Sanchez are considered independent directors under U.S. law and have voting rights in this Committee.

5.

Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or authorized person to receive notifications in absence of Mr. Renato Ramirez Fernandez, General Manager.

Sugar Supply Agreement   2007 – 2009 Period

The Board of Directors at its Regular Session held August 29, 2006 approved the commercial terms and conditions between Iansagro S.A., as the selling party, and Embotelladora Andina S.A, as the purchasing party, of sugar for the 2007-2009 period.  On November 2, 2006 the mentioned parties have signed and entered into the Sugar Purchase and Supply Agreement formalizing those terms and conditions.

Dividend Distributions for 2006

Dividend N°	Date Paid	Series A Ch$ per share	Series B Ch$ per share
149	26-Jan-06	4.8	5.28
150	27-Apr-06	6.48	7.128
151	01-Jun-06	70.0	77.0
152	26-Jul-06	5.6	6.16
153	26-Oct-06	5.6	6.16

No other significant events of a financial or any other nature have occurred between December 31, 2006 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, March 8, 2007